PROXY MEMO

Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of the Registrant: The Kroger Company
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

As You Sow calls on Kroger shareholders to vote FOR Item #7 at The Kroger Company Annual Meeting on June 28, 2018.

For questions, please contact Lila Holzman, As You Sow, lholzman@asyousow.org

Shareholder Proposal No. 7 on The Kroger Company 2018 Proxy Statement: Report on Adopting Renewable Energy Targets The Kroger Company Symbol: KR Filed by: As You Sow

Kroger Shareholder Proposal

RESOLVED: Shareholders request Kroger produce a report, with board oversight, assessing the climate change risk reduction benefits of adopting quantitative, time-bound, enterprise-wide targets for increasing its renewable energy sourcing. The report should be produced at reasonable cost and exclude proprietary information.

Summary

The Kroger Company is one of the world’s largest retailers, with an annual revenue exceeding $115 billion1 and many popular subsidiaries including Ralphs, Harris Teeter, Food 4 Less, Fry’s, and Roundy’s. Based on its 2017 CDP Climate Report, Kroger’s greenhouse gas emissions are larger than the emissions of many entire countries.2 Investors are concerned that Kroger is not adequately addressing its globally significant carbon emissions.

1 https://www.cdp.net/en/responses/10331 CDP Climate Change 2017 Information Request – The Kroger Company; Section 12.1a
2https://www.cdp.net/en/responses/10331?back_to=https%3A%2F%2Fwww.cdp.net%2Fen%2Fresponses%3Fpage%3D3188%26per_page%3D20%26queries%255Bname%255D%3D%26sort_by%3Dproject_name%26sort_dir%3Dasc&queries%5Bname%5D CDP Climate Change 2017 Information Request – The Kroger Company; Section CC8 & CC9. http://www.eia.gov/cfapps/ipdbproject/IEDIndex3.cfm?tid=90&pid=44&aid=8. “International Energy Statistics,” U.S. EIA, accessed May 26, 2017, Raw data, sorted, based on 2015 emissions, to show all countries below 6.6 million mtCO2e

To mitigate carbon risk, reduce costs, and add long-term value, a growing number of corporations are sourcing their own renewable energy; 131 of those companies have committed to move toward 100% renewable energy sourcing through the RE100 initiative.3 In contrast to its peers, Kroger continues to make little forward progress in renewable energy adoption. This shareholder resolution requests that Kroger evaluate adoption of enterprise-wide, renewable energy targets to reduce its carbon risk.

Rationale for a “YES” vote

Kroger fails to disclose information allowing shareholders to assess how, or whether, the Company is adequately addressing carbon risk or developing a renewable energy portfolio into the future.

Kroger does not currently report any climate-related targets beyond 2020. The company’s target-setting as found in CDP reports remains confusing and unclear, providing data with moving baselines and targets that, while appearing to be significant, actually encompass relatively small improvements. While any reduction effort by the Company is laudable, the Company’s “40%” energy reduction goal for 2020 (announced in 2016) relies on a now 18 year old baseline. Therefore, this goal as announced will result in a reduction of the Company’s energy use by 3%, in total, between 2016 and 2020, an anemic 0.75% a year.4 Furthermore, in recent years, the company has reported increasing greenhouse gas emission, putting into question if the company will even reach its minimal early targets between now and 2020.

Similarly, Kroger’s 2020 goal of improving transportation fuel efficiency by 20% is little different from business-as-usual given current fuel economy standards. Kroger’s improvement goal tracks federal emissions requirements that require a 20% increase in fuel efficiency of heavy vehicles by 2020.5 Kroger’s fuel efficiency goal appears to simply track the Company’s vehicle replacement schedule.

Finally, the company’s reporting on renewable energy describes individual, sporadic renewable energy projects it has implemented, but does not provide a cohesive, enterprise-wide renewable energy adoption program or goal. Kroger also notes its use of renewable energy credits (RECs), landfill sourced LNG, and its single biogas digester system. The carbon offsets of these projects, while important, are insignificant against the billions of pounds of carbon resulting from Kroger’s massive energy consumption.

3 http://there100.org/companies
4 https://www.cdp.net/en/responses/10331 CDP Climate Change 2017 Information Request – The Kroger Company , Section 3.1e, | Kroger announced it would reduce 40% of 4.9 million MWh that was used in year 2000 for a total reduction of 1.96 million MWh by 2020. Of which, Kroger had already completed 87.5% of this goal or 1.7 million MWh, leaving only 243,766 MWh to cut between 2016 and 2020. In 2016, Kroger used 7,734,010 MWh; therefore, Kroger planned to reduce its energy consumption by 243,765.6 / 7,734,010 = 0.032, or 3.2%.
5 https://www.federalregister.gov/documents/2012/10/15/2012-21972/2017-and-later-model-year-light-duty-vehicle-greenhouse-gas-emissions-and-corporate-average-fuel. 2017 and Later Model Year Light-Duty Vehicle Greenhouse Gas Emissions and Corporate Average Fuel Economy Standards, (EPA, 2012), 40 CFR 85, 86, 600; https://www.nhtsa.gov/sites/nhtsa.dot.gov/files/by-the-numbers.pdf. “EPA and NHTSA Propose Greenhouse Gas and Fuel Efficiency Standards for Medium- and Heavy-Duty Trucks: By the Numbers,” EPA-420-F-15-903, 2015 | CAFE Phase 1 regulations require improvements of about 16% by 2018, based on a 2010 baseline; Phase 2 require a 27% improvement from Phase 1 by 2027. Therefore, a 39% increase must occur between 2010 and 2027, or roughly 2.3% per year, which makes 16% + 2.3%*(2) = 20.6% by 2020

The reporting requested by this proposal, a report considering the feasibility of Kroger adopting a renewable energy target, is an important first step in assuring investors that our company is working to effectively remedy its climate risk.

Climate change poses risks to Kroger that remain insufficiently addressed; increasing renewable energy adoption will reduce those risks and benefit the company.

Unlike many companies today, Kroger’s 2017 annual report does not mention climate change, climate risk, or consider the risks related to its energy sourcing. In contrast, competitive retailers like Walmart,6 Target,7 and Costco8 have recognized the material costs and risks of climate change to their businesses. As an example, Target has responded by setting a greenhouse gas emissions reduction goal through the Science Based Targets Initiative.9

Proactively managing carbon risk generally yields improved financial performance according to research from CDP — when corporations track, manage, and reduce carbon impacts, various financial indicators tend to improve, including improved return on equity, stronger dividends, lower earnings volatility, reduced emissions, and reduced regulatory risk.10 The same report identifies business benefits of carbon reduction through renewable power adoption, including power price certainty, responsiveness to customer demand for low carbon solutions, reduced overhead, and reduced regulatory uncertainty from climate change regulations likely to impact operations and/or future fossil fuel energy costs.

It comes as no surprise that major brands including Whole Foods, GM, Coca-Cola, Walmart, Nestle, Nike, Johnson & Johnson, and Starbucks have made commitments toward 100% Renewable Energy.11 The Executive Chairman of Google, Eric Schmidt, explained: “Much of corporate America is buying renewable energy [...] not just to be sustainable, but because it makes business sense, helping companies diversify their power supply, hedge against fuel risks, and support innovation in an increasingly cost-competitive way.”12

Kroger, which generates large carbon emissions, significantly trails its peers on reducing climate impacts and renewable energy adoption.

Although Kroger has historically made commendable energy efficiency improvements toward meeting a 40% energy consumption reduction goal by 2020 off a 2000 baseline, it nonetheless trails its peers on overall greenhouse gas emission reductions and renewable energy uptake.

6 http://blog.walmart.com/sustainability/20170216/how-were-staying-on-track-to-fight-climate-change Fred Bedore, “How We’re Staying On Track to Fight Climate Change,” Wal-Mart Stores, Inc., February 16, 2017,
7 https://corporate.target.com/_media/TargetCorp/csr/pdf/ProgrammeResponse_Climate-Change-2017.pdf Climate Change 2017 Information Request Target Corporation, section 2.2a,
8 http://phx.corporate-ir.net/phoenix.zhtml?c=83830&p=irol-reportsannual FY 2017 Annual Report, Costco Wholesale Corporation, 2017, p.15,
9 https://corporate.target.com/corporate-responsibility/planet/climate
10 https://www.starwoodhotels.com/Media/PDF/Corporate/CDP-SP500-climate-report-2014.pdf Climate action and profitability: CDP S&P 500 Climate Change Report 2014, (CDP, 2014)
11 http://there100.org/companies
12 http://googlegreenblog.blogspot.com/2014/09/googles-commitment-to-sustainability.html “Google's commitment to sustainability,” Google Green Blog, Sept 24, 2014

In 2016, Kroger’s competitor Walmart was able to decrease its Scope 2 emissions by increasing investments in renewables and efficiency, despite growing its retail square footage by 1.3%.13 Kroger fares comparably poorly. Its Scope 2 emissions increased from 2016 to 2017 due to reasons including increased sales and acquisitions as well as the temperature increasing in the areas where Kroger stores are located.14

With regard to renewable energy, Kroger falls further behind its peers. For instance, Walmart has made a commitment to source 100% of its power from renewables, joining over 100 other companies including Whole Foods Market, Unilever, Coca-Cola, and Kellogg’s.15 Kroger has made no such commitment and, as of spring 2017, has only introduced solar power at seven of its thousands of stores, plants, and distribution centers, and installed just two wind turbines.16 This is especially minimal compared to Target which, by 2016, had installed solar on 350 of its stores.17

Corporate procurement of renewable energy is accelerating quickly as the cost of renewable energy has dropped significantly. Nationally, according to EIA data, the average cost of electricity from the grid was $0.1068/kWh for commercial customers in 2017, up from $0.1043 in 2016. Renewable energy costs, in contrast, are lower and on a downward trajectory. According to Bloomberg New Energy Finance's 2018 Sustainable Energy in America Factbook "the most competitive power purchase agreements (PPAs) came in at just over $20/MWh for solar [$0.02/kWh], while wind PPAs executed in the U.S. wind belt averaged an estimated $17/MWh in 2017 [$0.017/kWh]."18

While market barriers to renewable energy procurement remain an issue for some consumers, large corporate buyers who have both significant market power and in-house procurement expertise are well positioned to take advantage of the business opportunities that this new, low-cost renewable energy presents. According to the Ceres study Turning Point, 64% of major American companies have set a goal of reducing their greenhouse gas emissions, and 32% have set a specific goal for their procurement of renewable energy.19 Globally, 131 companies have joined the RE100 initiative and committed to procuring 100% renewable energy to power their operations.20

According to the Business Renewables Center (BRC)'s Corporate Deal Tracker, U.S. businesses signed contracts for over 2.78 GW of renewable energy in 2017, progress that shows no sign of slowing. As of mid-April 2018 (less than a third of the way through the year), corporate buyers have already signed contracts for over 2.04 GM of clean energy, on track to eclipse the single year record of 3.12 GM in 2015.21

13 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=walmart CDP Climate Change 2017 Information Request – Walmart, Section 3.1e
14 https://www.cdp.net/en/responses/10331 CDP Climate Change 2017 Information Request – The Kroger Company,
15 http://there100.org/companies
16 http://sustainability.kroger.com/pdfs/kroger-2017-csr.pdf 2017 Sustainability Report: Improving Today to Protect Tomorrow, Kroger Corporation, 2017, p.58.
17 https://corporate.target.com/_media/TargetCorp/csr/pdf/2016-Corporate-Social-Responsibility-Report.pdf
18 https://data.bloomberglp.com/bnef/sites/14/2018/02/Sustainable-Energy-in-America-2018-Factbook.pdf
19 https://www.ceres.org/resources/roadmap-for-sustainability
20 http://there100.org/companies
21 http://businessrenewables.org/corporate-transactions/

These leading companies include some of Kroger's main competitors and peers. Walmart, for example, recently announced several investments the company is making to meet and even surpass its interim goal of supplying 50% of its operations with renewable energy by 2025. These include on-site solar projects, large-scale wind farms, and other partnerships.22

In addition to competitors, many of the largest food companies that supply Kroger’s stores have also committed to 100% renewable energy. ABInBev, Califa Farms, Danone, Diageo, Kellogg's, Mars, Nestlé, Organic Valley, P&G, Starbucks, and Unilever are all RE100 signatories. Many other major suppliers have set more modest renewable energy targets and more still are in the process of setting targets.23

By failing to conduct the study requested by shareholders to determine the feasibility of setting a renewable energy target, Kroger’s management is missing a potentially major business opportunity. This refusal also puts the company at risk of falling behind competitors that are able to procure renewable energy at lower costs and exposes the company to reputational and business risks posed by climate change.

Response to the 2018 Board of Director’s Statement of Opposition

While Kroger claims to be committed to sustainability, our company has not disclosed a clear, comprehensive, forward-looking strategy to address climate risks or increase renewable energy beyond a commitment to reduce energy use by 0.75% per year for the next two years and increase fuel economy at rates equivalent to current federal requirements. Kroger’s existing commitments do not sufficiently indicate how the company will mitigate the potential for being left behind peers who are proactively setting renewable energy targets and taking responsibility for the critical greenhouse gas emission reductions required to limit global temperature increase to well below 2 degrees Celsius—the internationally recognized goal intended to avoid the most catastrophic impacts of climate change.

Conclusion

The requested report will provide an important first step in analyzing the value of adopting greater renewable energy resources to reduce climate risk and add to the company’s resiliency and competitiveness. Kroger’s weak actions to reduce the Company’s total greenhouse gas emissions, and its absolute increases in GHG emissions, suggests a failure to recognize the serious risks this underperformance poses to its reputation, brand, regulatory compliance costs, supply chain success, and ongoing competitiveness with more efficient, environmentally conscious peers. With supply chains that stretch across the globe, Kroger’s operations are extremely vulnerable to the risks of climate change. The Company has made little headway since the last few carbon-related proposals on its proxy, which garnered strong support from shareholders. Proponents request a “YES” vote on this proposal.

22 https://news.walmart.com/2018/04/18/walmart-announces-20-mmt-of-supplier-emission-reductions-through-project-gigaton-unveils-plans-for-expanding-electric-vehicle-charging-stations-and-doubling-us-wind-and-solar-energy-use
23 https://www.ceres.org/resources/roadmap-for-sustainability